Exhibit 99.1

Capitalisation

The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 30 June 2020.  In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

30 June 2020
(£m)
Capitalisation
Equity
Shareholders’ equity	34,635
Other equity instruments	5,935
Non-controlling interests	75
Total equity	40,645

Indebtedness

Subordinated liabilities	12,125

Debt securities
Debt securities in issue	66,156
Liabilities held at fair value through profit or loss (debt securities)	7,691
Total debt securities	73,847

Total indebtedness	85,972

Total capitalisation and indebtedness	126,617

Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group.  As of 30 June 2020, all indebtedness was unsecured except for £33.7 billion of securitisation notes and covered bonds and £1.9 billion of debt securities issued by the Group’s asset-backed conduits.

Other than the redemption, at call date, of £350 million of subordinated notes on 9 July 2020 there have been no issuances or redemptions of subordinated liabilities since 30 June 2020.

There has been no material change in the information set forth in the table above since 30 June 2020.